

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Justin Kenna
Chief Executive Officer
GameSquare Holdings, Inc.
6775 Cowboys Way, Ste. 1335
Frisco, TX 75034

  Re: GameSquare Holdings, Inc.
    Registration Statement on Form S-3
    Filed March 4, 2025
    File No. 333-285543

Dear Justin Kenna:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eddie Kim at 202-679-6943 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: JR Lanis